UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                  -----------

                         SEC FILE NUMBER: 000-29915
                         --------------------------

                         CUSIP NUMBER: 16946N 10 3
                         -------------------------


NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: June 30, 2003
                  -------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION



                      CHINA XIN NETWORK MEDIA CORPORATION
                      -----------------------------------
        (Exact name of small business issuer as specified in its charter)


            FLORIDA                                     65-0786722
-------------------------------            -------------------------------
(State or other jurisdiction of           (IRS Employer Identification No.)
 incorporation or organization)


             1111 Brickell Avenue, 11th Floor, Miami, Florida 33130
             ------------------------------------------------------
                 (Address of principal executive offices)



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report on Form 10-K,will be filed on or before the fifteenth calendar day following the prescribed due date; ; and [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, could not be filed within the prescribed time period:




PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

   GEORGE LEE                   514                   290-6888
   ----------                -----------         -----------------
   (Name)                    (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X]


                       CHINA XIN NETWORK MEDIA CORPORATION
                       -----------------------------------
                    (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

September 29, 2003        By: /s/ GEORGE LEE
------------------        ----------------------
DATE                      George Lee, President
                          China Xin Network Media Corp.



ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

Franco La Posta, C.A.
Comptable Agree
Chartered Accountant

September 29, 2003


Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

I am the independent auditor of China Xin Netwrok Media Corp.(CXN Media). This is to inform you that I have not yet completed the audit to be included in the Form 10-KSB filing.

I hope to issue my report in time to allow CXN Media to file its Form 10-KSB within 15 days of the original due date.


Very truly yours,

/s/ FRANCO LA POSTA
--------------------
FRANCO LA POSTA, C.A.
Chartered Accountant
Montreal, Canada